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November 3, 2004

Board of Directors and Management of
The Taiwan Fund, Inc.


Re: Form 12b-25 Notification of Late Filing of Form N-SAR

We are providing this letter in regards to management's reasons for the late filing of The Taiwan Fund, Inc.'s (the Fund) annual Form N-SAR, as included in the Fund's Form 12b-25 filing, and in particular, item (c) of Part II -Rules 12b-25(b) and (c). Due to the timing of when it was determined that there were errors in the Fund's accounting records, we were unable to complete our audit procedures within the time period necessary to avoid a late filing of the financial statements.

Further, as noted by management in the 12b-25 filing, we observed a material weakness in the Fund's internal control which we have noted in a draft of our internal control letter (the Letter) provided to management of the Fund. The requested extension to file the Form N-SAR is also necessary to allow management the appropriate time to prepare a response to the Letter to also be included in the Fund's Form N-SAR Filing, as required by Sub-item 77B of Form N-SAR.


/s/ KPMG LLP